EXHIBIT (a)(1)(vi)

Internal Communication

To:	Stock Option Exchange Eligible Employees
From:	Lina Naumann
Date:	September 20, 2004
Re:	Safeway Stock Option Exchange Program Reminder

The Safeway Stock Option Exchange program is currently underway and will end on October 5, 2004 at 5:00 p.m. Pacific (California) Time, unless the offer is extended.

If you wish to participate in the Safeway Stock Option Exchange program you must submit (and we must receive) your election at any time before 5:00 p.m. Pacific (California) Time on October 5, 2004, by

1.	visiting the Safeway Stock Option Exchange web site at http://www.safewayexchange.com and submitting a new electronic election, or

2.	sending a new Safeway Stock Option Exchange Form to us by interoffice mail or facsimile at (925) 226-5314, or

3.	mailing a new Safeway Stock Option Exchange Form to

Nicole Callender

Stock Administration

4410 Rosewood Drive

Pleasanton, CA 94588

unless this offer is extended, in which case we will accept your options (or Rights) by the deadline of the expiration of the extended period. If you do not submit and we do not receive an election by this deadline, you will forfeit your right to participate in this Stock Option Exchange program. The most current election submitted and received by our office before the above deadline will be the one considered for the acceptance to exchange.

If you have any questions regarding the program you may call the Safeway Stock Option Exchange hotline at (877) SWY-EXCH or (877) 799-3924 or send an e-mail to info@safewayexchange.com.